UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
VOLCOM, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
92864N 10 1
(CUSIP Number)
DECEMBER 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No.	92864N 10 1	SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RENÉ WOOLCOTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,119,992

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,119,992

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,119,992

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 24,349,520 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.

Page 2 of 4 pages

Item 1.
(a)	Name of Issuer: VOLCOM, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
1740 Monrovia Avenue
Costa Mesa, California 92627
Item 2.
(a)	Name of Person Filing: RENÉ WOOLCOTT

(b)	Address of Principal Business Office:
1740 Monrovia Avenue
Costa Mesa, California 92627
(c)	Citizenship: United States of America

(d)	Title of Class of Securities: COMMON STOCK, $0.001 par value per share

(e)	CUSIP Number: 92864N 10 1
Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE
Item 4. Ownership.
(a)	Amount beneficially owned: 2,119,992

(b)	Percent of class: 8.7%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	2,119,992

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition:	2,119,992

(iv)	Shared power to dispose or to direct the disposition:	0
Item 5. Ownership of Five Percent or Less of a Class: NOT APPLICABLE
Item 6. Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)
Item 9. Notice of Dissolution of Group: NOT APPLICABLE
Item 10. Certification: NOT APPLICABLE

[2]	Based on 24,349,520 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.

Page 3 of 4 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	/s/ Rene Woolcott
RENÉ WOOLCOTT

Page 4 of 4 pages